June 17, 2025

Stephen R. Stone
President and CEO
CoastalSouth Bancshares, Inc.
400 Galleria Parkway, Suite 1900
Atlanta, GA 30339

       Re: CoastalSouth Bancshares, Inc.
           Form S-1 filed June 6, 2025
           File No. 333-287854
Dear Stephen R. Stone:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed June 6, 2025
Recent Developments, page 20

1. We note in the second paragraph that you do not intend to update the preliminary estimated information. Please confirm that there have been no material changes as of the date you file your next amendment.
Risk Factors
We are a bank holding company..., page 43

2. We note the final sentence indicating that all of the stock of the bank is pledged as collateral for the revolving commercial line of credit. Please discuss this in a separate risk factor.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 June 17, 2025
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Lory Empie at 202-551-3714 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Todd Schiffman at 202-551-3491 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Mark Kanaly